Exhibit 99.2

EXXARO RESOURCES LIMITED

(Incorporated in the Republic of South Africa)

(Registration Number: 2000/011076/06)

JSE share code: EXX

ISIN: ZAE000084992

ADR code: EXXAY

(“Exxaro” or “the Company”)

Announcement regarding Exxaro’s stake in Tronox Limited (“Tronox”) and the proposed redomiciliation of Tronox

a)	Introduction

Shareholders are referred to a press release today by Tronox Limited, a global leader in the mining of titanium-bearing minerals sands and the production of titanium dioxide listed on the NYSE, regarding its intention to redomicile from Australia, where it is currently incorporated, to the United Kingdom (the “Redomicile”), and an agreement reached between Tronox and Exxaro to support Exxaro’s monetisation of its Tronox stake, amongst other matters. As previously announced, Exxaro remains committed to monetising its remaining 24% interest in Tronox to focus on core activities, fund capital commitments, repay debt and make distributions to shareholders.

The agreement reached today between Exxaro and Tronox addresses the following key matters:

a.	The terms of Exxaro’s support for the Redomicile by the first half of 2019;

b.

Exxaro’s accelerated disposal of its 26% member’s interest in Tronox Sands Limited Liability Partnership in the United Kingdom (“Tronox UK”) for a consideration of R2.0bn in cash, representing Exxaro’s indirect share of the loan accounts in Tronox’s South African subsidiaries (“Tronox SA”) at 30 September 2018;

c.

A further clarification of the terms and conditions agreed between Exxaro and Tronox in 2012, when Tronox was formed, by which Exxaro can dispose of its 26% equity interest in Tronox SA in exchange for 7.2 million Tronox shares or the cash equivalent thereof (the “Disposal”). In addition to the existing triggers, Exxaro and Tronox have agreed that the Disposal can be triggered upon the occurrence of certain events, including confirmation or agreement that Tronox SA has met the relevant ownership requirements in relation to their existing mining rights, in the context of the newly published Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2018; and

d.

The terms on which Exxaro can proceed with a staged process to monetise its remaining Tronox stake of 28.7mm shares during 2019, subject to market conditions, including Exxaro’s grant to Tronox of a right to acquire such shares at a market related price in lieu of Exxaro selling them in the market or to any third parties.

b)	Rationale

The transactions provide Exxaro with greater certainty regarding the process and timing for Exxaro’s monetization of its interest in Tronox and its English and South African subsidiaries, whilst supporting Tronox’s intention to effect the Redomicile and manage Exxaro’s exit in an efficient way. Any proceeds from the transactions will be utilized in core activities, to fund capital commitments, to repay debt and to make distributions to shareholders.

c)	Conditions precedent to the transactions

The various transactions are subject, in whole or in part, to the following conditions:

•	Tronox court approval and shareholder approval of the Redomicile;

•	approval by the Financial Surveillance Department of the South African Reserve Bank; and

•	other applicable South African regulatory approvals.

d)	Effective date

The Redomicile and Exxaro’s disposal of its interest in Tronox UK are expected to be completed by the first half of 2019, and the timing of the other transactions will be subject to the receipt of regulatory approvals and market conditions.

e)	Financial information

Exxaro applies the equity method of accounting for its equity interest in Tronox SA and Tronox UK. At 30 June 2018, Exxaro carried its current investment in Tronox UK and Tronox SA at a carrying value of ZAR 1 735 million and ZAR 1 966 million, respectively. For the six-month period ended 30 June 2018, Exxaro’s share of equity-accounted income amounted to ZAR 58 million and ZAR 166 million for Tronox UK and Tronox SA, respectively.

Following Exxaro’s sale of its interests in Tronox UK and Tronox SA, Exxaro will no longer apply the equity method of accounting for or receive dividends from such entities.

f)	Categorisation

Exxaro’s disposal of its equity interest in Tronox SA and its interest in Tronox UK, in aggregate, constitute a Category 2 transaction in terms of Section 9 of the JSE Listings Requirements.

In relation to the Tronox’s right to buy Exxaro’s Tronox shares, which right is triggered at Exxaro’s election, this transaction will be categorised for JSE purposes once such a transaction is consummated. Shareholders are reminded that Exxaro shareholders previously approved the disposal of the remaining 28.7 million Tronox shares on 24 May 2018.

Pretoria

27 November 2018

Financial adviser to Exxaro

J.P. Morgan

Legal advisers to Exxaro

Orrick, Herrington & Sutcliffe (UK) LLP

Norton Rose Fulbright South Africa Incorporated

Sponsor to Exxaro

Absa corporate and investment bank, a division of Absa Bank Limited